SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 01/04 - January 12, 2004

December rain fills South reservoirs up
Foz do Areia, Copel's largest power plant, is about to reach 100% of its full capacity

The abundance of rain in the past 60 days has already placed the storage levels of the hydroelectric power plants in the region back to satisfactory levels, tranquilizing the technicians responsible for th e operation of the National Integrated System.
By the end of this Wednesday, December 7, the average storage level of the power plants located on the three Southern States was at 90.28% - an indicator that was below 30% during the peak of the dry season in the second half of October. At River Iguaçu, where five large power plants operate, responding, together, for 60% of region's hydraulic generation capacity, current average storage level is at 94%: by the end of October, it was below 15%.

An illustrative case of the fast recovery of the reservoirs is the Foz do Areia Power Plant, officially named Governador Bento Munhoz da Rocha Neto, the largest of the five units in operation at River Iguaçu, and also Copel's main generation unit. By October 24, its lake reached 708.40 meters in relation to the sea level, the lowest since it was establish in 1980. When the reservoir is full, the water mirror reaches 742 meters: which means that the dry season led to a reduction of 33.60 meters in the storage level, a water column with a height equivalent to an eleven-floor building. On this Wednesday, only 65 centimeters were needed to reach the maximum level of operation.

Risks Overcome
The absence of rain and the consequent emptying of the reservoirs, given the seven months of dry season (from April to October), caused a lot of apprehension at the time, motivating electric utilit ies from Paraná, Santa Catarina and Rio Grande do Sul to propose to the ONS - National Operator of the Electric System some actions in September, in order to guarantee the supply to the market.
Among the measures adopted and which were very effective, not only to attend the market, but also to speed up the reestablishment of the water supply, were the maximization of the reception of the energy produced by the Brazilian Southeast electric system and the full utilization of the generation capacity of the thermoelectric plants located in the South.

For additional information, please contact Copel's Investor Relations team
Phone: (55-41) 222-2027
Ricardo Portugal Alves	ricardo.portugal@copel.com
Solange Elizabeth Maueler	solange@copel.com
Carlos Alberto C. Lucio	clucio@copel.com
Pedro Marcelo Gonçalves	pedro.marcelo@copel.com

Sincerely,

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

This report was previously approved by the Permanent Committee for Disclosure of Relevant Notices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.